Exhibit 99.1

Harry Winston Diamond Corporation Announces Discontinuance of Ekati Litigation

TORONTO, Feb. 4, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) ("Harry Winston") reports that it has been served with a formal Notice of Discontinuance of the court action brought by C. Fipke Holdings Ltd against BHP Billiton Canada Ltd, Harry Winston, Stuart Blusson, Archon Minerals and various associated companies. The court action related to Harry Winston's proposed purchase of BHP Billiton's interests in the Ekati diamond mine.  Harry Winston has been advised by BHP Billiton that all of its joint venture partners have agreed to waive their rights of first refusal in respect of the sale by BHP Billiton to Harry Winston pursuant to their existing purchase agreements.  The discontinuance of the action and waivers of the rights of first refusal permit the transactions between Harry Winston and BHP Billiton to proceed, subject to satisfaction of closing conditions, including regulatory approvals.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762
rchetwode@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or
kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 11:06e 04-FEB-13